Exhibit 99.1

Primech Holdings Announces Fiscal Year 2025 Results, Contracted Revenue Backlog at $120.8 Million

SINGAPORE, July 24, 2025 (GLOBE NEWSWIRE) -- Primech Holdings Limited (Nasdaq: PMEC), an established technology-driven facilities-services provider to public and private-sector customers in Singapore, today reported audited financial results for the fiscal year ended March 31, 2025.

FY 2025 Highlights:

●	Revenue grew 2.5% to $74.3 million for the fiscal year ended March 31, 2025, compared with revenue of $72.5 million in fiscal year 2024.

●	Gross profit margin expanded 130 basis points to 23.6% as technology adoption and grant support offset wage pressures.

●	Net loss narrowed 40% to $2.2 million, or $(0.05) per basic and diluted share, compared to a net loss of $3.2 million, or $(0.10) per share.

●	Cash and cash equivalents increased by 32.7% to $10.1 million; total assets were $41.2 million, and total liabilities were $26.5 million.

●	Future contracted revenue, scheduled for recognition in FY 2026 and onward, totals $120.8 million, providing multi-year visibility.

Fiscal Year 2025 Financial Results:

Financial Metrics (US$ millions, except per share data)	FY 2025	FY 2024	Change
Revenue	$74.3	$72.5	+2.5%
Gross profit	$17.5	$16.0	+9.8%
Gross profit margin	23.6%	22.0%	+160 bps
Operating loss	$(0.9)	$(2.8)	+65.9% improvement
Net loss	$(2.2)	$(3.2)	+31.1% improvement
Basic & diluted EPS	$(0.05)	$(0.10)	+50.0% improvement
Cash & cash equivalents	$10.1	$7.6	+32.6%

Primech A&P Highlights:

●	Over $18.9 million in new contracts secured during fiscal year 2025, including a major contract extension worth $8.3 million

●	Industry recognition achievements, including ASEAN Public Toilet Award for Newton Food Centre management and LOO Awards 2024 Best Market Award

●	Sustainability leadership with nomination as a finalist for the Singapore Apex Corporate Sustainability Awards in the “LowCarbonSG” category

●	Strategic partnerships, including membership in the Singapore International Facility Management Association (SIFMA)

Primech AI Highlights:

●	Revolutionary HYTRON robot launch with successful deployments at Temasek Polytechnic, a major Singapore shopping mall, and one of Singapore’s largest hospitals

●	Global expansion achievements, including partnerships in Hong Kong (Chinachem Group), Japan (Golden Rim Investment), and Europe (TCOrobotics GmbH covering Germany, Austria, and Switzerland)

●	Technology excellence recognition, winning the Robotics category at the Singapore Business Review Technology Excellence Awards 2025

●	Advanced AI integration incorporating NVIDIA Jetson Orin technology components for enhanced robotics performance

●	Manufacturing scale-up with a China production partnership targeting 300 robots’ initial production capacity

●	Product innovation with the launch of the compact HYTRON Lite model optimized for space-constrained environments

CEO Commentary

“Primech delivered resilient top-line growth and achieved a significant improvement in our bottom line during our second year as a public company,” said Mr. Kin Wai Ho, Chairman and Chief Executive Officer. “More importantly, this year marked our dramatic transformation into a technology-first organization through our revolutionary HYTRON AI-powered cleaning robots and aggressive global expansion strategy. We’ve evolved from a traditional facilities services company into an innovative robotics and automation leader.”

“Our HYTRON technology represents the future of commercial cleaning. We’ve successfully deployed robots at prestigious locations and established partnerships across Singapore, Hong Kong, Japan, and Europe. With our three-phase expansion plan and $120.8 million of contracted backlog, we are positioned to return to profitability and capture significant market share in the rapidly growing global service robotics sector.”

Future Contracted Revenues

As of March 31, 2025, our contracted revenues for future fulfilment were approximately $120.8 million. The following table provides a breakdown of the value of our contracted revenues, which we estimate will be fulfilled in FY2026, FY2027, and subsequent years, subject to cancellations or other contractual changes that are not presently foreseeable. Our order book as of any particular date is not indicative of our revenue for succeeding periods, as secured contracts are subject to cancellations, deferrals, or early terminations by our customers:

	($’000)	(%)
Estimated amount of services contracted for at April 1, 2025 to be recorded in revenue for FY ending March 31,2026	59,876	49.5
Estimated amount of services contracted for at April 1, 2026 to be recorded in revenue for FY ending March 31,2027	34,069	28.2
Estimated amount of services contracted for at April 1, 2027 to be recorded in revenue for FY ending March 31,2028	26,899	22.3
	120,844	100.0

Annual Report on Form 20-F

The Company will file its annual report on Form 20-F for the fiscal year ended March 31, 2025 with the Securities and Exchange Commission later today, which can be accessed on the SEC’s website at https://www.sec.gov and on Primech’s investor relations website at https://investor.primechholdings.com/filings/.

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

About Primech AI

Primech AI is a leading robotics company dedicated to pushing the boundaries of innovation in technology. With a team of passionate individuals and a commitment to collaboration, Primech AI is poised to revolutionize the robotics industry with groundbreaking solutions that make a meaningful impact on society. For more information, visit www.primech.ai.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:

Email: ir@primech.com.sg

Investor Relations Contact:

Matthew Abenante, IRC
President

Strategic Investor Relations, LLC

Tel: 347-947-2093
Email: matthew@strategic-ir.com

***tables follow***

Primech Holdings Limited and Subsidiaries
Consolidated Balance Sheets
(in thousands except share data, U.S. dollars)

	As of March 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$10,145	$7,648
Accounts receivable, net (including unbilled receivable of $3,520 and $4,068)	15,633	18,452
Government subsidies receivable	1,485	1,368
Prepaid expenses and other current assets	1,700	3,810
Inventories	44	55
Total current assets	29,007	31,333

Non-current assets
Property and equipment, net	9,686	10,082
Right of use assets	2,114	3,406
Goodwill	391	667
Intangible assets, net	2	21
Total assets	$41,200	$45,509

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$10,330	$9,406
Notes payable-current portion	8,481	11,277
Lease liabilities-current portion	1,595	2,059
Income tax liabilities	461	—
Total current liabilities	20,742	22,742

Non-current liabilities
Notes payable-long term	4,331	5,705
Lease liabilities-long term	1,068	1,752
Deferred tax liability	255	251
Total liabilities	26,521	30,450

Shareholders’ Equity
Common Stock, 38,417,987 and 35,550,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively,	23,961	22,193
Additional paid-in capital	924	924
Accumulated other comprehensive income	995	923
Accumulated deficit	(10,991)	(9,049)
Total Primech Holdings Limited shareholders’ equity	14,889	14,991

Non-controlling interests	(210)	68
Total shareholders’ equity	14,679	15,059
Total liabilities and shareholders’ equity	$41,200	$45,509

Primech Holdings Limited and Subsidiaries
Consolidated Statements of Operations and other Comprehensive Loss
(in thousands except share and per share data, U.S. dollars)

	For the Years Ended March 31,
	2025	2024
Revenues
Revenues, net	$74,349	$72,524

Operating costs and expenses
Cost of revenue (net of $4,148 and $2,550 of government subsidies)	56,823	59,915
General and administrative expenses (net of $318 and $68 of government subsidies)	16,176	13,160
Sales and marketing expenses	2,007	2,231
Goodwill impairment	291	—
Total operating costs and expenses	75,297	75,306
Loss from operations	(948)	(2,782)
Other operating income, net (includes $8 and $202 of government subsidies)	(27)	211
Interest expense	(789)	(1,145)
Loss before income taxes	(1,764)	(3,716)
Income tax benefit	(456)	493
Net loss	(2,220)	(3,223)
(Profit)/ loss attributable to non-controlling interests	278	(16)
Net loss attributable to Primech Holdings Limited	(1,942)	(3,239)
Total foreign currency translation adjustment	72	(24)
Comprehensive loss	$(1,870)	(3,263)

Earnings loss per share:
Basic and diluted	$(0.05)	$(0.10)

Weighted average number of ordinary shares outstanding:
Basic and Diluted	37,584,000	33,929,000

Primech Holdings Limited and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands except share data, U.S. dollars)

	For the Years Ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(2,220)	$(3,223)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,483	1,640
Amortization of right of use assets	2,479	2,203
Loss (gain) on disposal of property and equipment	1	(13)
Amortization of intangible assets	29	29
Share based payment	1,768	—
Provision for doubtful accounts	31	—
Impairment of Goodwill	291	—

Change in operating assets and liabilities:
Deferred tax liability	—	(454)
Accounts receivable	2,888	(3,330)
Government subsidies receivables	(111)	290
Prepaid expenses & other current assets	2,132	(2,657)
Inventories	11	84
Accounts payable and accrued expenses	879	(1,329)
Operating lease liability	(2,731)	(2,322)
Tax payable	462	—
Net cash used in operating activities	7,382	(9,082)

Cash flows from investing activities:
Acquisition of property and equipment	(1,098)	(909)
Proceeds from sale of property and equipment	67	102
Net cash used in investing activities	(1,031)	(807)

Cash flows from financing activities:
Net Proceeds from issue of new shares	—	9,473
Deferred offering costs	—	545
Payment of finance lease liabilities	(126)	(86)
Repayment of bank loans	(159,107)	(3,163)
Proceeds from bank loans	154,846	1,412
Net cash provided by financing activities	(4,387)	8,181

Net (decrease) increase in cash and cash equivalents	1,963	(1,708)
Effect of exchange rate changes on cash and cash equivalents	533	284
Cash and cash equivalents, beginning of year	7,648	9,072
Cash and cash equivalents, end of year	$10,145	$7,648

Supplemental disclosure of non-cash investing and financing transactions
Acquisition of equipment under finance leases	367	173
Recognition of Right of use assets and liabilities	1,167	2,553